UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)

OF THE SECURITIES EXCHANGE ACT OF 1934

____________________

THE GENLYTE GROUP INCORPORATED

(Name of Subject Company)

____________________

THE GENLYTE GROUP INCORPORATED

(Name of Person(s) Filing Statement)

____________________

Common Stock, par value $0.01 per share

(including associated Preferred Share Purchase Rights)

(Title of Class of Securities)

____________________

372302109

(CUSIP Number of Class of Securities)

____________________

Daniel R. Fuller

Vice President and General Counsel

10350 Ormsby Park Place, Suite 601

Louisville, KY 40223

(502) 420-9500

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

____________________

With copies to:

John Tamisiea, Esq.

McDermott Will & Emery LLP

227 West Monroe Street

Chicago, IL 60606

Telephone: (312) 372-2000

____________________

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Important Additional Information Will Be Filed with the Securities and Exchange Commission (“SEC”)

The tender offer described in this filing has not yet commenced, and this filing is neither an offer to purchase nor a solicitation of an offer to sell the Company's common stock. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ BOTH THE TENDER OFFER STATEMENT AND THE SOLICITATION/RECOMMENDATION STATEMENT REGARDING THE TENDER OFFER WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. The tender offer statement will be filed by Philips Holding USA Inc. with the SEC, and the solicitation/recommendation statement will be filed by the Company with the SEC. Investors and security holders may obtain a free copy of these statements (when available) and other documents filed by the Company or Philips Holding USA Inc. with the SEC at the website maintained by the SEC at www.sec.gov. The tender offer statement and related materials, solicitation/recommendation statement, and such other documents may be obtained for free by directing such requests to The Genlyte Group Incorporated, Investor Relations, 10350 Ormsby Park Place, Suite 601, Louisville, KY, (502) 420-9500.

The following exhibits are filed with this Statement:

99.1	Press Release of The Genlyte Group Incorporated and Philips Holding USA Inc., dated November 26, 2007 (incorporated by reference to Exhibit 99.1 of Current Form 8-K on November 26, 2007).